DESCRIPTION OF AMERITAS VARIABLE LIFE INSURANCE COMPANY
                                   OF NEBRASKA
                   ISSUANCE, TRANSFER AND REDEMPTION PROCEDURE
                FOR POLICIES PURSUANT TO RULE 6e-3(T)(b)(12)(ii)
                    UNDER THE INVESTMENT COMPANY ACT OF 1940

Set forth below is the information called for under Rule 6e-3(T)(5)(12)(ii) under the Investment Company Act of 1940 ("1940 Act"). That rule provides an exemption for separate accounts, their investment advisors, principal underwriters and sponsoring insurance company from Sections 22(d), 22(e), and 27(c)(1) of the 1940 Act, and Rule 22(c)-1 promulgated thereunder, for issuance, transfer and redemption procedures under flexible premium variable life insurance policies in the extent necessary to comply with Rule 6e-3(T), state administrative law or established administrative procedures of the life insurance company. In order to qualify for the exemption, procedures must be reasonable, fair and not discriminatory and they must be disclosed in the registration statement filed by the separate account.

AVLIC Separate Account (the "Account") is registered under the 1940 Act. Within the Account are investment Subaccounts, which are as of October 15, 1985 expected to be the Bond Subaccount, the Money Market Subaccount, the Growth Subaccount and the Discretionary Subaccount (the "Subaccounts"). Procedures apply equally to each Subaccount and for purposes of this description are defined in terms of the Account, except where a discussion of both the Account and its Subaccounts is necessary. Each Subaccount invests in shares of a corresponding portfolio of The Sower Series Fund, Inc. (the "Fund"). The investment experience of the Subaccounts of the Account depends on the market performance of the corresponding Fund portfolios. Although flexible premium variable life insurance policies funded through the Account may also provide for fixed benefits supported by AVLIC's general account, except as otherwise explicitly stated herein, this description assumes that net premiums are allocated exclusively to the Account and that all transactions involve only the Subaccounts of the Account.

I.       PROCEDURES RELATING TO ISSUANCE AND PURCHASE OF THE POLICIES
         ------------------------------------------------------------

         Set out below is a summary of the principal policy provisions and administrative procedures which might he deemed to constitute, either directly or indirectly, an "issuance or purchase" transaction. The summary shows that, because of the insurance nature of the policies, the procedures involved necessarily differ in certain significant respects from the purchase procedures for mutual funds and contractual pans.

         The chief differences revolve around the structure of the cost of insurance, minimum first year premium, and the insurance underwriting (evaluation of risk) process. There

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                  are also certain policy provisions such as reinstatement and loan repayment which do not result in the issuance of a policy but which require certain payments by the policyowner and involve a transfer of assets supporting the policy values into the Account.

         A.       Cost of Insurance Rates, Minimum First Year Premiums, and
                  ---------------------------------------------------------
                  Underwriting Standards
                  ----------------------

                  Cost of insurance rates and the minimum first year premiums for AVLIC's policies will not be the same for all policyowners. The chief reason is that the principle of pooling and distribution of mortality risks is based upon the assumption that each policyowner pays a cost of insurance charge commensurate with AVLIC's mortality risk which is actuarially determined based upon factors such as age, sex, health and occupation. In the context of life insurance, a uniform mortality charge (the "cost of insurance charge") for all Insureds would discriminate unfairly in favor of those Insureds representing greater mortality risk to the disadvantage of those representing lesser risks. Accordingly, although there will be a uniform "public offering price" for all policyowners, because premiums are flexible and amounts allocated to the Account will be subject to the same deductions, there will be a different "price" for each actuarial category of policyholders because different cost of insurance rates will apply, The "price" will also vary based on net amount at risk. While not all Insureds will be subject to the same cost of insurance rate, there will be a single cost of insurance rate for all persons of the same age, sex, risk and smoking class and whose policies have been in effect for the same length of time.

                  The minimum first year premium as described below reflects the different cost of insurance rates for males, females, smokers and nonsmokers and varies age.

                  Current cost of insurance rates will be determined by AVLIC based upon expectations as to future mortality experience. The cost of insurance rates are guaranteed to not exceed rates based upon the Commissioner's 1990 Standard Ordinary Smoker and Nonsmoker, Male and Female Mortality Tables. A table showing the maximum cost of insurance rates reflecting tile actuarial risk class of the Insured will be part of the policy. The current cost of insurance charge will be included in the annual report.

                  AVLIC will require that a minimum first year premium, be paid during the first policy year on or before the date the policy is delivered. This minimum first year premium will vary by sex and smoking habit and reflects the initial specified amount for the policy and any riders. The minimum first year premium for the policy was calculated to never exceed the SEC guideline

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                  premium defined using 5% interest, the standard guaranteed cost of insurance rates, the percent of premium loads for that issue age, the per thousand administrative charges, an annual mode, and the level death benefit option with any applicable tax corridor death benefits. Charges that vary by policy size, non-annual modes or non-standard risk classes are not reflected in the minimum first year premium tables. Since these premiums were determined assuming an annual mode and standard underwriting class, they may not be sufficient to cover the first year administrative charges, premium transaction fees and cost of insurance charges if the mode is other than annual or if the Insured is not in a standard underwriting class. AVLIC may require that premium sufficient to cover these charges be paid at issue to place the policy in force. The payment of such minimum first year premiums will not guarantee that the policy remains in force since the duration of the policy depends on policy cash values which vary with the experience of the Subaccounts.

                  Policyowners with the help of the registered representative, will determine a planned periodic premium payment schedule that provides for a level premium payable at a fixed interval. Factors considered in setting the planned periodic payment schedule and selecting the death benefit option include, but are not limited to, the Insured's age and risk classification; the policyowner's economic circumstances including future obligations, retirement and tax sheltering needs; the policyowner's judgment regarding market needs; and the death benefit needs of the beneficiary. Payment of premiums in accordance with this schedule is not, however, mandatory and failure to do so will not of itself cause the policy to lapse, Instead, policyowners may make premium payments in any amount at any frequency, subject only to the first year requirements described above and any minimum acceptable premium amount and maximum premium limitations including those set forth in the Internal Revenue Code. If at any time a premium is paid which would result in total premiums exceeding tile current IRC maximum premium limitation, AVLIC will accept only that portion of premium which will make total premiums equal such maximum. Any portion of the premium in excess of such maximum will be returned to the policyowner and no further premiums will be accepted until allowed by the then current maximum premium limitations set forth in the Internal Revenue Code.

                  The policy will remain in force so long as the cash surrender value is sufficient to pay the monthly deductions imposed in connection with the policy. During the first policy year, the payment of the prorata portion of the minimum first year premium is

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                  also required to keep the policy in force. Thus the amount of a premium, if any, that must be paid to keep the policy in force depends upon the cash surrender value of the policy which in turn depends on such factors as the investment experience of the Account and the cost of insurance charge reflecting the cost of insurance rate and the net amount at risk.

                  The policies will be offered and sold pursuant to AVLIC's established underwriting standards and in accordance with state insurance laws. State insurance laws prohibit unfair discrimination among Insureds but recognize that premiums and cost of insurance rates may be based upon factors such as age, sex, health and occupation.

         B.       Application and Initial Premium Processing
                  ------------------------------------------

                  Upon receipt of a completed application form from a prospective policyowner, AVLIC will follow certain insurance underwriting (i.e., evaluation of risk) procedures designed to determine whether the proposed Insured is insurable. In some cases, the process may involve such verification procedures as medical examinations and may require that further information be provided by the proposed Insured before a determination can be made. A policy cannot be issued, i.e., physically issued through AVLIC's computerized issue system, until this underwriting procedure has been completed.

                  The date on which the insurance coverage applied for on the proposed Insured begins is called the policy date. Interim insurance may be provided under the terms of the conditional receipt, described later in this section. The policy date represents the first day of the policy year and therefore determines the policy anniversary and monthly activity processing date. Suicide and contestable periods are measured from the policy date.

                  The policyowner may, if permitted by the insurance law of the state in which the policy is issued, elect to backdate the policy for the purposes of saving insurance age or conforming to employment related requirements such as common enrollment date. The policy may never be backdated more than six months.

                  The issue date is the date that all financial and contractual arrangements have been completed and processed. When all required premiums and application amendments have been received by AVLIC in its Home office, the issue date will be the date the policy is mailed to the policyholder. When application amendments or additional premiums need to be obtained upon delivery of the policy, the issue date will be when the policy receipt, the application amendments

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                  and/or funds are received in AVLIC's Home Office and the
                      ----------------------------------------------------
                  application amendment reviewed. The issue date marks the date
                  ------------------------------
                  on which benefits begin to vary in accordance with the investment performance of the Subaccounts. It is shown on the confirmation notice. Any premiums submitted with the application will be held in AVLIC's general account prior to the issue date. No interest will be credited during this time. On the issue date, AVLIC will allocate the initial net premiums to the Money Market Subaccount. Any premiums received between the issue date and fifteen days after the issue date will also be allocated to the Money Market Subaccount. Thirteen days after the issue date, the cash value in the Money Market Subaccount will be transferred to the Subaccounts selected by the policyowner in the initial net premium allocation in the application.

                  If interim conditional receipt insurance on the proposed Insured is desired pending the issue of the policy, AVLIC will require a payment at the time of application equal to the greater of $15.00, one modal premium, or 10% of the full annual premium for the amount of life insurance applied for. Such interim insurance is conditional with time and amount limitations. These conditions are shown in the Conditional Receipt section of the application as follows:

                  1. This interim insurance will be effective upon death of a proposed Insured before the policy delivery when ALL of these conditions are met:

                           a. The greater of $15.00, one modal premium, or 10% of the full annual premium for the amount and plan of life insurance applied for is paid; and

                           b. All medical examinations, tests, and related data required by AVLIC's rules are completed for each proposed Insured within 60 days of the date of Part I of the Application; and

                           c. Each proposed Insured qualifies as an acceptable risk according to AVLIC's rules for this plan on the Effective Date, as defined below. This means the plan, amount, or risk classification do not have to be changed; and

                           d. Each proposed Insured is in good health as of the Effective Date, as defined below.

                  2. The insurance for each proposed Insured which shall be effective before policy delivery is limited to the smaller of:

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                           a.       The combined amount in force and applied for
                                    with AVLIC and its affiliated companies; or

                           b.       $100,000; or

                           c. $25,000 if the proposed Insured is under age 10 or over age 60 at his or her nearest birthday.

                           ((a), (b) and (c) above include life insurance and accidental death benefits.)

                  3. If one or more of the conditions in paragraph No. 1 on any proposed Insured is not completely met, then AVLIC is liable only to return any premium paid for coverage on that proposed Insured. Any insurance in effect because of the Conditional Receipt will end at the earliest of:

                           a. The date the policy applied for is delivered to the policyowner; or

                           b. At the end of 60 days from the date of that Receipt.

                  4.      "Effective Date" means the latest of these dates:

                           a.       The date of the Application in Part 1; or

                           b. The date all medical data or tests required by AVLIC's rules, if any, are completed; or

                           c.       The policy date asked for in the
                                    Application; or

                           d. The date on which the proposed Insured is at least 15 days of age.

                  The minimum initial specified amount at issue is $50,000 under AVLIC's current rules. AVLIC reserves the right to revise its rules from time to time to specify a different minimum initial specified amount for subsequently issued policies.

         C.       Premium Processing
                  ------------------

                  The net premiums are credited to the policy Account as of the valuation date next following the day that the premium payments are received by AVLIC with the possible exception of the first net premium which is credited on the issue date as described in the preceding section. The valuation date is as of the close of trading of the New York Stock Exchange on each day on which the Exchange is open for trading. The net premium equals the premium paid less the applicable percent of premium sales load from the table below,

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                  less 2-1/2% for state premium tax, and less the $2.00 per
                  payment processing charge.

                  The sales load for the front end load design is as follows:

                                                                             Excess
                  Issue                                                     Premiums                 All
                   Age                Year 1             Year 2               Year 1               Premiums
                  Bands              Percent*           Percent*              and 2**              Year 3 On
                 ------             --------           --------              --------              ---------
                   0 -56                 30%                10%                 7.5%                  7.5%
                   57-60                 30%                10%                 7.3%                  7.3%
                   61-70                 30%                10%                 6.0%                  6.0%
                   71-75                 30%                10%                 4.7%                  4.7%
                   76-80                 30%                10%                 2.6%                  2.6%

                  *The year 1 percent is applied to actual premiums paid up to the minimum first year premium for the policy in year 1 and the year 2 percent is applied to actual premiums paid up to the amount of the minimum first year premium for the policy in year 2.

                  **The excess premium percent is applied to premiums paid in years 1 and 2 in excess of the minimum first year premium for the policy.

                  The minimum first year premium will be from a per $1,000 table varying by sex, issue age and smoking habit multiplied by the specified amount at issue. These premiums were calculated to never exceed the SEC defined guideline premium.

                  The prospective owner at the time the application is taken will indicate the percentage allocation of the net premiums to the Subaccounts of the Account. Any net premiums received after fifteen days from the issue date will be allocated in accordance with the policyowner's written instructions. AVLIC will permit the policyowner to change the allocation of later net premiums once per policy quarter without charge by sending written notice to AVLIC. Any such change will apply to future net premiums received after AVLIC receives the change. If the request for change in allocation is made incorrectly, net premiums will be allocated in accordance with the most recent instructions on AVLIC's records until an allocation or correction is received from the policyowner.

                  If there is no allocation or the allocation is incorrect on the application, net premiums will be held in AVLIC's general account until an allocation or correction is received from the policyowner. The issue date will be after such correction is received.

                  Any unscheduled premiums received will be allocated in accordance with the policyowner's prior instructions

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                  for net premiums. The policyowner at the time that an
                  unscheduled premium is paid may specify the amount (not less than $25 per Subaccount) or the percentages of the unscheduled premium payment to be allocated among the Subaccounts. Any special instructions for allocating unscheduled net premiums will be followed with no charge.

                  The minimum percentage of each net premium (scheduled or unscheduled) that may be allocated to any Subaccount of the Account is 10%. All percentages must be expressed in whole numbers and must total 100%.

         D.       Reinstatement
                  -------------

                  During the Insured's life, the policy can be considered for reinstatement if it terminated because a grace period ended without sufficient payment being paid. Any reinstatement must be done within two years from the end of the grace period. (This period will be longer if required by state law.) The policy cannot be reinstated if it has been surrendered for its cash surrender value, nor can it be reinstated after the maturity date. A written application for reinstatement must be made to AVLIC.

                  Reinstatement is subject to the following:

                  1. Evidence of insurability of the Insured satisfactory to AVLIC (including evidence of insurability of any person covered by a rider to reinstate the rider).

                  2. Payment of a premium that, after the deduction of premium charges is large enough to cover:
                           a) the monthly deductions for at least the three months commencing with the effective date of reinstatement;
                           b) any due and unpaid charges associated with increases;
                           c) any due and unpaid first year acquisition charges; and
                           d) any minimum first year premium that would have been due.

                  3. Any policy debt will be reinstated with interest due and accrued.

                  The effective date of the reinstatement will be the first monthly activity date on or next following the date the application for reinstatement is approved and the required payment receive.

                  AVLIC will treat the amount paid upon reinstatement as a premium. It will deduct the appropriate percent of premium charge and the $2.00 per payment processing charge. The cash value of the reinstated policy will

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                  immediately upon reinstatement, be equal to this net premium payment plus the cash value on the date of lapse, less the amounts stated in b) through c) above. If any policy, debt was reinstated, that debt will be held in AVLIC's general account. Cash value calculations will then proceed as described in the policy.

         E.       Repayment of Loan
                  -----------------

                  Repayment of loan made under the policy may be repaid at any time with an amount equal to the original loan plus loan interest. The interest rate on any loan is 8% per year and becomes a part of the policy debt if not paid when due.

                  When a policy loan is made or when loan interest is not paid when due, an amount of cash value sufficient to secure the policy debt is transferred out of the Account into AVLIC's general account. The amount of the cash value attributable to outstanding policy debt will be credited with interest at an annual rate of 4-1/2%.
                  AVLIC will retain the difference between the rate and the loan interest rate to cover loan investment expenses, income taxes, if any, and processing costs. When a loan repayment is made, the cash value in the general account related to that payment will be transferred to the Subaccounts in the same proportion that net premiums are being allocated. The 4-1/2% annual interest credited on outstanding policy debt will also be annually allocated to the Subaccount in the same proportion that net premiums are being allocated.

         F.       Correction of Misstatement of Age and Sex
                  -----------------------------------------

                  If AVLIC discovers that the age or sex of the Insured or of any person insured by rider has been misstated, it will adjust the death benefits and cash values under the policy.

                  The death benefit will be adjusted in proportion to the correct and incorrect cost of insurance rates in the month of death. The adjustment to the cash value will be the difference between two amounts accumulated at 4-1/2% interest annually. The two amounts are 1) the cost of insurance deductions that have been made, and 2) the cost of insurance deductions that should have been made.

II.      TRANSFER AMONG SUBACCOUNTS
         --------------------------

         The Account currently has four Subaccounts, each of which is invested in shares of a corresponding portfolio of the Sower Series Fund, Inc. ("Fund") which is registered under the 1940 Act as an open-end diversified management investment

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         company. The policyowner may transfer cash value amounts from one subaccount to another. The policyowner may make one transfer each policy quarter. AVLIC will make no charge for the first two transfers each policy year. For each transfer, after the first two in a policy year, AVLIC will deduct a transfer charge of $25 from the amount transferred. Each request for transfer must be made in writing. AVLIC will effectuate transfers and determine all values in connection with transfers on the later of the date designated in the request or on the valuation date next following receipt of the written request at AVLIC's Home Office. All transfers included in the request are treated as one transfer transaction.

         Each transfer must be for a minimum amount which can remain in a Subaccount, if less. The minimum amount which can remain in a Subaccount as a result of a transfer is $100. Any amount below this minimum must be included in the amount transferred.

         Transfers resulting from policy loans, the exercise of exchange privileges and the first reallocation of cash value (15 days after the issue date) will not be subject to a transfer charge. In addition, such transfers will not be counted for purposes of the limitation of transfers in each policy quarter.

         The request for amounts to be transferred may be in terms of dollars such as a request to transfer $5,000 from one Subaccount to another, or may be in terms of a percentage reallocation among Subaccounts. In the later case, the percentages must be in whole numbers and meet the requirements for net premium reallocations.

III.     "REDEMPTION PROCEDURES": SURRENDER AND RELATED TRANSACTIONS
         -----------------------------------------------------------

         Set out below is a summary of the principal policy provisions and administrative procedures which might be deemed to constitute, either directly or indirectly, a "redemption" transaction. The summary shows that, because of the insurance nature of the policies, the procedures involved necessarily differ in certain significant respects from the redemption procedures for mutual funds and contractual plans.

         A.       Full Surrender and Partial Withdrawal
                  -------------------------------------

                  At any time before the earlier of the death of the Insured or the maturity date, the policyowner, with the consent of any assignee, may totally surrender the policy or partially withdraw part of the values by sending a written request to AVLIC. To totally surrender the policy under current procedures, the policy itself must also be returned to AVLIC.

                  The amount payable upon full surrender of the policy is the cash value on the valuation date next following the

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

                  date AVLIC receives written request less any outstanding policy debt and less accrued expense charges. Accrued expenses include sum of:

                  1. In the first policy year, an amount equal to the monthly first year acquisition charge times the number of months to the first policy anniversary;

                  2. During the twelve policy months following an increase in specified amount, an amount equal to the monthly charges for the increase (including acquisition and sales loan charges) times the number of months to the anniversary of the increase in specified amount;

                  3.       Any monthly deductions that are due and unpaid.


                  This amount is the cash surrender value. Surrenders will generally be paid by mailing a check to the policyowner within 7 days of receipt of the written request and the policy.

                  In lieu of payment of the cash surrender value in a lump sum upon total surrender of a policy, an election may be made to apply all or a portion of the proceeds under one of the fixed benefit payment options described in the policy. The fixed benefit payment options are subject to the restrictions and limitations set forth in the policy.

                  A partial withdrawal of cash values may be made after the first policy year for an amount of at least $500 subject to the following rules:

                  1. The total cash surrender value in all Subaccounts after withdrawal must be at least $1,000.

                  2. Only one partial withdrawal per policy year can be made.

                  A partial withdrawal charge guaranteed to be equal to the lesser of $50 or 2% of amount of the partial withdrawal will be deducted from the amount of each partial withdrawal. The current partial withdrawal charge is the lesser of $25 or 2% of the amount of the partial withdrawal.

                  The amount of the partial withdrawal, including the charge, will be deducted from the policy's cash surrender value on the date that the request is received. The owner may request how to allocate the partial withdrawal among the Subaccounts provided that the minimum amount remaining in a Subaccount as a result of such allocation is $100. If no allocation request is received, the partial withdrawal will be allocated among the Subaccounts in the same proportion

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

                  that the policy's cash value in each Subaccount bears to the total cash value in all Subaccounts on the date AVLIC receives the request in its Home Office.

                  Partial withdrawals affect policy values. The cash value will be reduced by the amount of the partial withdrawal. If Death Benefit Option A is in effect on the date of the partial withdrawal, the specified amount will also be reduced by the amount of the partial withdrawal. These reductions reduce the death benefits. If the request for a partial withdrawal would cause the specified amount to be reduced below AVLIC's minimum specified amount, the request for the partial withdrawal will not be implemented and the owner so notified in writing. AVLIC's minimums for the specified amount after decreases are currently $50,000 for the first 3 policy years and $35,000 after the first 3 policy years. These minimums may be revised from time to time by AVLIC.

                  Note: Payment may be postponed whenever: 1) the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the Commission; 2) the Commission by order permits postponement for the protection of policyowners; or 3) an emergency exists, as determined by the Commission, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicably to determined the value of the Account's net assets. Payments under the policy of any amount paid by check may be postponed until such time as the check has cleared the owner's bank.

         B.       Death Benefit Proceeds Claims and Maturity Benefit
                  --------------------------------------------------

                  As long as the policy remains in force, AVLIC will generally pay death benefit proceeds to the named beneficiary in accordance with the designated death benefit option within 7 days after receipt of die proof of the death of the Insured. (Payment may be postponed under certain circumstances as described in the preceding section.)

                  The death benefit proceeds will equal:

                  1.       The death benefit; plus

                  2. Any additional death benefit proceeds provided by riders; minus

                  3.       Any outstanding policy debt; minus

                  4. Any monthly deduction that may apply to that period including the deduction for the month of death.

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                  A claim during the suicide or contestable period may be
                  limited as provided in the policy.

                  The death benefit will vary by the Death Benefit Option A or B in effect at the time of death. It will never be less than the current specified amount of the policy.

                  Option A: Basic Coverage

                  The death Benefit will be the greater of:

                  1.       The current specified amount; or

                  2. A percentage of the cash value, where the applicable percentage is determined from the then effective tax corridor table as shown in the Policy.

                  Option B: Basic coverage Plus Cash Value

                  The death benefit will be the greater of:

                  1. The current specified amount plus the cash value on the date of death; or

                  2. A percentage of the cash value, where the applicable percentage is determined from the then effective tax corridor table as shown in the policy.

                  The cash value used for determining the amount of death benefit will be as of the valuation date when the Insured died.

                  AVLIC's requirements for due proof of death include:

                  1.       A certified copy of the death certificate;

                  2.       A Claimant Statement;

                  3.       The policy; and

                  4. Any other information which AVLIC may reasonably require to establish the validity of the contract.

                  In lieu of payment of the death benefit proceeds in a lump sum, the beneficiary may elect to apply all or any part of the proceeds under one of the fixed benefit payment options described in the policy. The fixed benefit payment options are subject to the restrictions and limitations set forth in the policy.

                  The amount of the benefit payable at maturity is the cash value less any outstanding debt of the policy on

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                  the maturity date. This benefit will only be paid if the
                  Insured is living on the policy maturity date. The policy will mature on the policy anniversary nearest Insured's 95th birthday.

         C.       Policy Loans
                  ------------

                  After the first policy anniversary, the owner may obtain a policy loan from AVLIC. The policy is the only security required. The maximum loan amount is 75% of the cash value less any accrued expenses on the date of the loan. The available loan amount at any time is the maximum loan amount less any outstanding policy debt.

                  The interest rate on any loan is 8% per year and becomes a part of the policy debt if not paid when due. Interest payments are due on each anniversary date. If interest is not paid when due, it will be added to the policy debt and will bear interest at the rate payable on the loan.

                  When a policy loan is made, or when interest is not paid when due, an amount of cash value sufficient to secure the policy debt is transferred out of the Account and into AVLIC's general account. The owner may specify how to allocate that cash value among the Subaccounts provided that the minimum amount remaining in a Subaccount as a result of the allocation is $100. If no allocation is made, the cash value will allocated among the Subaccounts in the same proportion that the policy's cash value in each Subaccount bears to the total cash value in all subaccounts on the date of loan.

                  The loan will generally be paid within 7 days after receipt of a written request; payment may be postponed under the circumstances described earlier under III. A. Full Surrender of Partial Withdrawals.

                  Cash value in the general account will be credited 4-1/2% interest annually. The interest earned will be allocated annually to the Subaccounts in the same manner as net premiums.

                  If the policy debt exceeds the cash value less any accrued expenses, the owner must pay the excess. AVLIC will send notice of the amount due. If this amount is not paid within 61 days after the notice is sent, the policy will terminate without value. AVLIC will send the notice to the owner and to any assignee of record at the Home Office.

                  Any loan transaction will permanently affect the values of this policy.

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         D.       Policy Lapsation
                  ----------------

                  Lapse will occur when policy debt exceeds the cash value less any accrued expenses, the cash surrender value is insufficient to cover the monthly deduction, or the prorata portion of the minimum first year premium for the policy and its riders is not paid throughout the first policy year and a grace period expires without a sufficient payment.

                  If the policy debt exceeds the cash value less any accrued expenses, the owner must pay an amount equal to all excess indebtedness within 61 days after AVLIC sends notice in order to avoid lapse.

                  If the cash surrender value on a monthly activity date is not sufficient to cover monthly deduction, a grace period of 61 days will be allowed for the payment of a premium sufficient to cover the monthly deductions. The grace period will begin on the day AVLIC mails notice of the necessary premium to the owner and any assignee of record in its Home Office.

                  If the prorata portion of a minimum first year premium for the policy and its riders is not paid throughout the first policy year, the owner will have 61 days to pay the required premium.

                  If the Insured dies after notice of payment due, but before the expiration of a grace period, the due and unpaid payment including any due and unpaid monthly deductions will be deducted from death benefit proceeds.

                  This time period will run from the time the notice is mailed that the prorata premium is due. AVLIC will mail notice of termination for nonpayment of the minimum required premium to the owner at least 61 days before the policy terminates.

                  If a sufficient payment is made during a grace period, it will be treated as a premium payment and the net premium so paid will be allocated among the Subaccounts in accordance with the policyowner's current instructions and any monthly deductions due will be charged. If a sufficient payment is not made during a grace period, the policy will lapse.

                  Reinstatement may be permitted under the conditions described earlier after policy lapse.

                                       15